Exhibit 99.1

August 27, 2013

Independent Directors of PNGS GP LLC

Mr. Victor Burk

Mr. Bobby S. Shackouls

Mr. Arthur L. Smith

333 Clay Street, Suite 1500

Houston, TX 77002

Gentlemen:

Plains All American Pipeline, L.P. (“PAA”) is pleased to submit a proposal (the “Proposal”) pursuant to which PAA would acquire all of the outstanding common units of PAA Natural Gas Storage, L.P. (“PNG”) not already owned by PAA for common units in PAA through a unit-for-unit exchange.  As you are aware, PAA owns approximately 28.2 million common units of PNG, which represents approximately 46% of PNG’s issued and outstanding common units. PAA also owns PNG’s general partner, PNGS GP LLC (“PNG GP”), as well as all of PNG’s incentive distribution rights and all of its Series A subordinated units (approximately 11.9 million units) and Series B subordinated units (13.5 million units).  Subject to the negotiation and execution of definitive documentation containing terms and conditions customary for a transaction of this type, PAA hereby proposes to pay consideration of 0.435 common units of PAA for each issued and outstanding publicly-held PNG common unit in a transaction to be structured as a merger between PNG and a wholly-owned subsidiary of PAA.

Shortly after the initial public offering of PNG in May of 2010, overall market conditions for natural gas storage began to deteriorate significantly.  In response to these deteriorating market conditions, on two separate occasions PAA voluntarily restructured its equity ownership holdings in PNG, which reduced and/or deferred the distribution amounts PNG would have otherwise been required to pay PAA.  In addition, during the period between late 2010 and early 2013, as market conditions continued to deteriorate, PAA also entered into a number of transactions that helped support PNG, including providing $430 million of debt and equity capital to help finance an acquisition, arranging for guarantees of certain PNG trade credit obligations, refinancing PAA’s $200 million loan to PNG to extend the maturity and lower the interest rate, and leasing 20 billion cubic feet of storage from PNG.

During the first eight months of 2013, overall market conditions for natural gas storage have experienced further significant deterioration.  Seasonal spreads, which are a proxy for firm storage values, are currently near ten year lows and approximately half of levels seen as recently as a year ago. In addition, volatility levels, which impact short term and merchant storage revenues, have generally remained low.

While PAA shares PNG’s positive views about the intermediate to long term outlook for natural gas storage, based on a number of market factors it appears likely that current market conditions will persist into 2014 and potentially beyond.  Such a continuation of current market conditions will adversely impact PNG’s cash flow, which will in turn impact PNG’s ability to maintain its distribution levels, borrowing capacity and debt covenant compliance.  While it is difficult to predict the timing and extent of a recovery in natural gas storage market conditions, it is clear that the next several years will be challenging for PNG on a stand-alone basis.

Independent Directors of PNGS GP LLC	2	August 27, 2013

We believe that the Proposal provides an attractive opportunity for PNG’s common unitholders to realize a value that reflects an appropriate balance between the intermediate to long term value of PNG’s storage business and the uncertainty associated with a near term challenging environment.  The proposed consideration represents a value per PNG common unit of $22.74 based on the trailing 10 day average closing price of PAA’s common units through August 26, 2013.

We anticipate that the board of directors of PNG GP will form a conflicts committee comprised of independent directors (the “Conflicts Committee”) and delegate to the Conflicts Committee the authority to evaluate and respond to the Proposal. We welcome the opportunity to present the Proposal in more detail to the Conflicts Committee and its advisors as soon as possible, and we are prepared to dedicate such resources as may be necessary to expeditiously complete negotiations, execute definitive agreements and close the transaction.

Importantly, the Proposal assumes the execution of definitive agreements on or before September 27th and closing prior to the end of the year.  The Proposal also assumes a regular November distribution payment by PNG that is equal to the common unit distribution paid by PNG in August of this year.  Given that PAA currently owns a majority of PNG, we do not anticipate that regulatory approvals will be an impediment to closing.

The Proposal is non-binding, and no agreement, arrangement or understanding between the parties with respect to the Proposal or any other transaction shall be created until such time as mutually satisfactory definitive agreements have been executed and delivered.  The making of the Proposal has been authorized by PAA’s Board of Directors, but the definitive agreements and the transactions contemplated thereby will require approval by PAA’s Board of Directors in addition to approval by the Conflicts Committee and PNG’s unitholders.

PAA looks forward to working with the Conflicts Committee to complete a transaction that we believe is attractive to PNG’s unitholders.

Sincerely,

Plains All American Pipeline, L.P.
By:	PAA GP LLC, its general partner
By:	Plains AAP, L.P., its sole member
By:	Plains All American GP LLC, its general partner

By:	/s/ Greg L. Armstrong
Greg L. Armstrong
Chairman and Chief Executive Officer